Exhibit 16
September 25, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K/A dated September 25, 2008 of IONA Technologies PLC and are in agreement with the statements contained in the first sentence of the first paragraph and the second through fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP